UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sierra Oncology, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
82640U 10 7
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VII LLC OrbiMed Global Healthcare GP LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82640U 10 7

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,660,402 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,660,402 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,660,402 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 19.99% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	This total consists of: (i) 18,660,402 shares of the common stock (the “Common Stock”) of Sierra Oncology, Inc. (the “Issuer”) that may be acquired upon the conversion of shares of Series A convertible voting preferred stock of the Issuer (the “Series A Preferred Stock”). This total excludes: (i) 33,607,098 additional shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held by the Reporting Person because the Series A Preferred Stock may not be converted to the extent that doing so would result in the holder of the Series A Preferred Stock (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding; (ii) 52,267,500 shares of Common Stock issuable upon the exercise of Series A warrants held by the Reporting Person because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (iii) 17,248,275 shares of Common Stock issuable upon the exercise of Series B warrants held by the Reporting Person because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.
(2)	This percentage is calculated based upon 74,688,283 shares of Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on November 7, 2019 and giving effect to the additional 18,660,402 shares of common stock that would be outstanding following the conversion of certain shares of Series A Preferred Stock as reported above.

CUSIP No. 82640U 10 7

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,660,402 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,660,402 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,660,402 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 19.99% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	This total consists of: (i) 18,660,402 shares of the common stock (the “Common Stock”) of Sierra Oncology, Inc. (the “Issuer”) that may be acquired upon the conversion of shares of Series A convertible voting preferred stock of the Issuer (the “Series A Preferred Stock”). This total excludes: (i) 33,607,098 additional shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held by the Reporting Person because the Series A Preferred Stock may not be converted to the extent that doing so would result in the holder of the Series A Preferred Stock (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding; (ii) 52,267,500 shares of Common Stock issuable upon the exercise of Series A warrants held by the Reporting Person because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (iii) 17,248,275 shares of Common Stock issuable upon the exercise of Series B warrants held by the Reporting Person because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.
(2)	This percentage is calculated based upon 74,688,283 shares of Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on November 7, 2019 and giving effect to the additional 18,660,402 shares of common stock that would be outstanding following the conversion of certain shares of Series A Preferred Stock as reported above.

CUSIP No. 82640U 10 7

1		Names of Reporting Persons. OrbiMed Global Healthcare GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,289,478 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,289,478 (1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,289,478 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.99% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	This total consists of: (i) 6,817,500 shares of the common stock (the “Common Stock”) of Sierra Oncology, Inc. (the “Issuer”) that may be acquired upon the conversion of shares of Series A convertible voting preferred stock of the Issuer (the “Series A Preferred Stock”) and 1,471,978 additional shares of Common Stock issuable upon the conversion of shares of Series A warrants held by the Reporting Person. This total excludes: (i) 5,345,522 shares of Common Stock issuable upon the exercise of Series A warrants held by the Reporting Person because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (iii) 2,249,775 shares of Common Stock issuable upon the exercise of Series B warrants held by the Reporting Person because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.
(2)	This percentage is calculated based upon 74,688,283 shares of Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on November 7, 2019 and giving effect to the additional 8,289,478 shares of common stock that would be outstanding following the conversion of certain shares of Series A Preferred Stock as reported above.

CUSIP No. 82640U 10 7

1		Names of Reporting Persons. OrbiMed Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,289,478 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,289,478 (1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,289,478 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.99% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	This total consists of: (i) 6,817,500 shares of the common stock (the “Common Stock”) of Sierra Oncology, Inc. (the “Issuer”) that may be acquired upon the conversion of shares of Series A convertible voting preferred stock of the Issuer (the “Series A Preferred Stock”) and 1,471,978 additional shares of Common Stock issuable upon the conversion of shares of Series A warrants held by the Reporting Person. This total excludes: (i) 5,345,522 shares of Common Stock issuable upon the exercise of Series A warrants held by the Reporting Person because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (iii) 2,249,775 shares of Common Stock issuable upon the exercise of Series B warrants held by the Reporting Person because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.
(2)	This percentage is calculated based upon 74,688,283 shares of Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on November 7, 2019 and giving effect to the additional 8,289,478 shares of common stock that would be outstanding following the conversion of certain shares of Series A Preferred Stock as reported above.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”) of Sierra Oncology, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 885 West Georgia Street, Suite 2150, Vancouver, BC V6C 3E8.  The Shares are listed on the NASDAQ Global Market under the ticker symbol “SRRA”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On November 13, 2019, the Issuer closed its underwritten public offering (the “Offering”) of 103,000 shares of its Series A convertible voting preferred stock (“Series A Preferred Stock”), Series A warrants to purchase up to an aggregate of 312,090,000 shares of Common Stock at an exercise price equal to $0.33 (“Series A Warrants”) and Series B warrants to purchase up to an aggregate of 102,989,700 shares of Common Stock at an exercise price equal to $0.33 (“Series B Warrants”) (such offering, the “Offering”), pursuant to the Issuer’s Prospectus Supplement (SEC File No. 333-225650) filed with the Commission on November 7, 2019 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Registration Statement”). Each share of Series A Preferred Stock sold in the Offering was accompanied by (i) 3,030 Series A Warrants to purchase 3,030 shares of Common Stock, and (ii) 3,030 Series B Warrants to purchase 1,000 shares of Common Stock. Each share of Series A Preferred Stock and the accompanying warrants were sold at a combined purchase price of $1,000.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VI LLC (“OrbiMed GP”), OrbiMed Global Healthcare GP LLC (“OrbiMed Global Healthcare”) and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Global Healthcare, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Global Healthcare has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital and OrbiMed GP are set forth on Schedules I, II, and III, respectively, attached hereto.  Schedules I, II, III and IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On and prior to the close of November 13, 2019, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VII, L.P. (“OPI VII”), as more particularly referred to in Item 6 below, caused OPI VII to purchase 15,000 shares of the Issuer’s Series A Preferred Stock (which are convertible into 45,450,00 Shares), 45,450,000 Series A Warrants to purchase up to an aggregate of 45,450,000 Shares at an exercise price equal to $0.33, and 45,450,000 Series B Warrants to purchase up to an aggregate of 14,998,500 Shares.

On and prior to the close of November 13, 2019, OrbiMed Advisors and OrbiMed Global Healthcare, pursuant to their authority under the limited partnership agreement of OrbiMed Genesis Master Fund, L.P., as more particularly referred to in Item 6 below, caused OrbiMed Genesis Master Fund, L.P. (“Genesis”) to purchase 2,250 shares of the Issuer’s Series A Preferred Stock (which are convertible into 6,817,500 Shares), 6,817,500 Series A Warrants to purchase up to an aggregate of 6,817,500 Shares at an exercise price equal to $0.33, and 6,817,500 Series B Warrants to purchase up to an aggregate of 2,249,775 Shares.

On and prior to the close of November 13, 2019, OrbiMed Capital, as the sole investment advisor to OrbiMed Partners Master Fund Limited (“OPM”), as more particularly referred to in Item 6 below, caused OPM to purchase 2,250 shares of the Issuer’s Series A Preferred Stock (which are convertible into 6,817,500 Shares), 6,817,500 Series A Warrants to purchase up to an aggregate of 6,817,500 Shares at an exercise price equal to $0.33, and 6,817,500 Series B Warrants to purchase up to an aggregate of 2,249,775 Shares.

The source of funds for such purchases was the working capital of OPI VII, Genesis and OPM.

As a result of the transactions described in this Item 3, OrbiMed Advisors and OrbiMed GP may collectively be deemed to be the beneficial owners of approximately 19.99% of the outstanding Shares and OrbiMed Global Healthcare and Orbimed Capital, as the investment advisor to Genesis and OPM, respectively, may be deemed to be the beneficial owner of 9.99% of the outstanding Shares.  OrbiMed GP, as the general partner of OPI VII, may be deemed to be the beneficial owner of approximately 19.99% of the outstanding Shares.  OrbiMed Advisors, as the managing member of OrbiMed GP and OrbiMed Global Healthcare, may be deemed to be the beneficial owner of approximately 19.99% of the outstanding Shares.  None of the Reporting Persons have acquired or disposed of any additional Shares since November 13, 2019.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Offering and pursuant to the Registration Statement, the Reporting Persons acquired Series A Warrants and Series B Warrants. The terms and provisions of the Series A Warrant and the Series B Warrant are described more fully in the Issuer’s current report on Form 8-K (File No. 333-234174), and the above summary is qualified by reference to such description and the full text of the Series A Warrant and the Series B Warrant, which are filed as Exhibit 2 and Exhibit 3, respectively to this Statement and are incorporated herein by reference.

Mona Ashiya (“Ashiya”), employee of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Ashiya may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Ashiya is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VII.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Healthcare and OrbiMed Capital.
2.	Form Series A Warrant to Purchase Common Stock (filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 333-225650) and incorporated herein by reference).
3.	Form Series B Warrant to Purchase Common Stock (filed as Exhibit 4.2 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 333-225650) and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2019	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Advisors LLC
ORBIMED GLOBAL HEALTHCARE GP LLC

By: / ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL LLC

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Capital LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

Jonathan T. Silverstein	Member	Member OrbiMed Capital LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Global Healthcare GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Healthcare and OrbiMed Capital.
2.	Form Series A Warrant to Purchase Common Stock (filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 333-225650) and incorporated herein by reference).
3.	Form Series B Warrant to Purchase Common Stock (filed as Exhibit 4.2 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 333-225650) and incorporated herein by reference).